SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                                FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                    Commission File Number 2-74794

                 Alexander & Alexander Services Inc.
         (Exact name of registrant as specified in its charter)

1185 Avenue of the Americas, New York, NY  10036    (212) 444-4500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           11% Convertible Subordinated Debentures due 2007
         (Title of each class of securities covered by this Form)

               Common Stock, $1.00 par value, per share
               Class A Common Stock $.00001 par value, per share
               Class C Common Stock $1.00 par value, per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains

	Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)(i)		[ X 	]	  Rule 12h-3(b)(1)(ii)	[    ]
	Rule 12g-4(a)(1)(ii)	[    ]
	Rule 12g-4(a)(2)(i)	 [    ]			Rule 12h-3(b)(2)(i)	 [    ]
	Rule 12g-4(a)(2)(ii)	[    ]			Rule 12h-3(b)(2)(ii)	[    ]
	Rule 12h-3(b)(1)(i)	 [    ]			Rule 15d-6		         [    ]

Approximate number of holders of record as of the certification or notice date:

three hundred and sixty two

Pursuant to the requirements of the Securities
Exchange Act of 1934 Alexander & Alexander Services Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:.	October 17, 1995  	BY:	/s/ Albert A. Skwiertz, Jr.
                                  Albert A. Skwiertz, Jr.
                                  Vice President and General Counsel
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